Exhibit 99.1

ASX Announcement Friday 2 September 2022

ADVANCED HUMAN IMAGING LTD TO ACQUIRE WELLTEQ

DIGITAL HEALTH INC.

Advanced Human Imaging Ltd (ASX: AHI) (“NASDAQ: AHI”) is pleased to announce that it has entered into a definitive arrangement agreement (the “Arrangement Agreement”) with wellteq Digital Health Inc. (CSE: WTEQ) (OTCQB: WTEQF), (“wellteq”), whereby AHI will acquire all of the outstanding shares of wellteq in an all-share acquisition (the “Transaction”).

Pursuant to the terms of the Arrangement Agreement, wellteq shareholders will receive one (1) ordinary share of AHI (an “AHI Share”) for every six (6) wellteq common shares (a “wellteq Share”) held (or 0.1667 AHI Shares for every 1 wellteq Share).

AHI will issue a total of approximately 17,811,508 AHI shares in total consideration for 100% of wellteq’s shares. Following completion of the Transaction, wellteq shareholders in aggregate will hold approximately 9.573% of AHI’s issued capital.

In conjunction with the Arrangement Agreement, AHI and wellteq have entered into a loan agreement (the “Loan Agreement”), whereby AHI has agreed to advance to wellteq up to A$1,200,000.

wellteq is a global digital health provider, empowering people to be healthier and happier by coaching lasting behaviour change by delivering a digital health platform to employers and insurance corporate customers, who in turn offer it to their employees and policy holders respectively. wellteq provides the supportive behavioural change that coaches people through lifestyle improvements. wellteq’s shares are currently listed on the Canadian Securities Exchange (CSE).

The Transaction will see AHI acquire wellteq’s complementary software assets in the health and wellness space, which are intended to be integrated with AHI’s software assets. AHI also consider wellteq’s target market to be consistent with its current focus.

The Transaction

Pursuant to the terms of the Arrangement Agreement, AHI will acquire 100% of the outstanding wellteq Shares by way of a plan of Arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). In consideration for the wellteq Shares, AHI will issue one (1) AHI Share for every six (6) wellteq Shares outstanding at the effective time of the Arrangement, equal to 0.1667 AHI Shares for every one (1) wellteq Share.

AHI and wellteq anticipate closing of the Transaction will occur in late-November 2022.

The completion of the Transaction is subject to the satisfaction of a number of conditions set forth in the Arrangement Agreement, including but not limited to the following:

•	the Transaction being approved by a special resolution of the wellteq shareholders;
•	the Arrangement being approved by the British Columbia Supreme Court;
•	applicable regulatory approvals, including those of the ASX, NASDAQ and the CSE, as required; and
•	other conditions of closing customary in transactions of this nature.

ASX has confirmed that Listing Rule 11.1 does not apply to the Transaction. AHI is not required to obtain any shareholder approvals to complete the Transaction.

ASX has also granted AHI a waiver from Listing Rule 7.1 with respect to the issue of AHI shares to wellteq shareholders under the Arrangement. As such, this share issue will not utilise AHI’s placement capacity.

The Arrangement Agreement contains certain customary deal protection provisions, including a break fee of A$350,000 payable by wellteq or AHI (the Breaching Party) to the other party if the Breaching Party breaches a representation or warranty given by it under the Arrangement Agrement.

wellteq must also pay a A$500,000 break fee if the Arrangement Agreement is terminated:

•	by AHI following; the withdrawal of the wellteq’s Board’s recommendation to its shareholders to approve the Transaction; or a material breach by wellteq of the Arrangement Agreement’s non-solicatation provisions;
•	by wellteq following its receipt of a superior proposal to the Transaction; or
•	by either party if wellteq’s shareholders do not approve the Transaction; and
o	after this announcement and prior to the termination of the Arrangement Agreement, another proposal to acquire wellteq is made to wellteq by a third party (Acquisition Proposal); and
o	within 12 months following the date of such termination; a proposal to acquire wellteq is completed (whether or not it is the same Acquisition Proposal referred to above); or wellteq (or one of its subsidiaries) enters into a definitive written agreement in respect of a proposal to acquire wellteq (whether or not it is the same Acquisition Proposal referred to above) and that acquisition is subsequently completed.

If wellteq’s shareholders fail to approve the Transaction and neither of the events listed above occur, then a A$350,000 break fee is payable to AHI.

Management and Board Appointments

Upon conclusion of the Transaction, wellteq will nominate two directors to the Board of Directors of AHI. The proposed nominee Directors are currently Scott Montgomery, CEO and a director of wellteq, and Peter Vaughan, Chair of the wellteq Board of Directors, and Mr. Montgomery is currently the proposed CEO of AHI.

wellteq Board Recommendation and Support

The Board of Directors of wellteq have unanimously approved and resolved to recommend that the wellteq shareholders vote in favour of the Transaction. The directors and senior officers of wellteq have entered into voting support agreements, committing to vote their wellteq shares in favour of, and to otherwise support, the Transaction.

Treatment of existing wellteq Options, Warrants and RSU’s

As agreed under the Arrangement Agreement, wellteq’s outstanding options that were issued under its Stock Option Plan will be cancelled at the effective time of the Arrangement.

It is anticipated that welteq’s outstanding warrants and compensation options will remain outstanding following the Arrangementand will be exercisable for the corresponding amount of AHI shares (i.e. one (1) AHI share for every six (6) wellteq shares issuable).

wellteq’s Restricted Stock Units (RSU) are expected to automatically vest immediately prior to the Arrangement becoming effective, resulting in 880,000 wellteq shares being issued to the holders of the RSU’s. These wellteq shares will then be acquired by AHI as part of the Arrangement, and the holders will receive the corresponding amount of AHI shares in consideration for this (i.e. one (1) AHI share for every six (6) wellteq shares).

The Loan Agreement

Concurrent with the entry by the parties into the Arrangement Agreement, AHI and wellteq entered into the Loan Agreement, whereby AHI has agreed to advance to wellteq up to A$1,200,000, to be advanced in tranches from time to time in amounts not exceeding A$200,000. Amounts advanced under the Loan will be due and payable six (6) months after the date of the first advance under the Loan Agreement, and in any event no later than January 31, 2023, and will bear interest at a rate of 10% per annum.

The loan facility can be drawn down by wellteq on an as needed basis to meet its working capital requirements. As at the date of this announcement, no funds have been advanced by AHI to wellteq under the Loan Agreement.

Interest will accrue and be payable to AHI on amounts outstanding under the Loan Agreement at a rate of 10% per annum accruing from and after the date that the loan is advanced to wellteq. Interest will be payable on the occurrence of an event of default or the date that AHI declares outstanding amounts under the Loan Agreement become due and payable.

About Advanced Human Imaging Ltd.

AHI, incorporated under the laws of the Commonwealth of Australia, has developed and patented a proprietary dimensioning technology that enables users to check, track, and assess their dimensions and body composition using only a smartphone privately and accurately. The company has expanded its capabilities with the inclusion of Transdermal Optical Imaging (TOI), allowing the capture of vital signs. The combination of the proprietary suite delivers a unique risk assessment tool empowering users to check, track and action better health outcomes. Whether a personal journey to better health, understanding the risk associated with physical condition, tracking the changes they are experiencing through training, dieting, or under medical regimes, through early risk identification. The AHI technology delivers this seamlessly, privately, and cost-effectively in only a few minutes. AHI has developed this capability by leveraging the on device computational power of a smartphone to power its Computer Vision, Machine Learning, and patented algorithms, to process these images on secure, enterprise-level infrastructure, delivering an end-to-end experience that is unrivalled in the industry. AHI simplifies the collection of these vital measurements and removes the human error present in traditional methods. To learn more, visit https://www.ahi.tech/.

About wellteq Digital Health Inc.

Wellteq, incorporated under the laws of the Province of British Columbia, Canada, is a global digital health provider, empowering people to be healthier and happier by coaching lasting behaviour change. wellteq brings together a team of real people, connected by a shared purpose: to coach the world to better health. To learn more, visit http://www.wellteq.co.